Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Eldorado Gold Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772) of our reports dated February 23, 2023, with respect to the consolidated financial statements of Eldorado Gold Corporation (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the Form 6-K of the Entity dated February 23, 2023.

/s/ KPMG LLP

Chartered Professional Accountants

February 23, 2023
Vancouver, Canada